[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025618

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hour per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 19 2015
Washington DC
404

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough — (617) 328-6200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella and Kerr, P.C.
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494-1221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 27, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2014

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Year Ended December 31, 2014

MERIDIAN INVESTMENTS, INC.

REPORT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of Certified Public Accountants

Massachusetts Society of Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Meridian Investments, Inc.

We have audited the accompanying financial statements of Meridian Investments, Inc. (a Massachusetts S corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Meridian Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Meridian Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information presented as Schedule I has been subjected to audit procedures in conjunction with the audit of Meridian Investments, Inc.'s financial statements. The supplemental information is the responsibility of Meridian Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 18, 2015

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets		
Cash (*Note 11*)	$	467,710
Commissions receivable		63,426
Prepaid expenses		59,803
Due from related party (*Notes 3 and 9*)		903,035
Note receivable - stockholder (*Note 4*)		39,859
Total current assets		1,533,833
Property and equipment, net (*Note 5*)		15,340
Other assets		
Deposits		21,792
Total assets	$	1,570,965

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued liabilities and taxes (*Note 6*)	$	137,249
Due from stockholders (*Note 7*)		251,278
Total current liabilities		388,527
Stockholders' equity (*Note 12*)		
Common stock, no par value, 12,500 authorized, 800 shares issued and outstanding (*Note 8*)		129,000
Additional paid-in capital (*Note 11*)		1,306,158
Accumulated deficit		(252,720)
		1,182,438
Total liabilities and stockholders' equity	$	1,570,965

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenue		
Commissions (*Note 11*)		$ 4,735,829
Expenses		
Salaries and wages - brokers		2,035,725
Other operating expenses		
Computer supplies and expense		93,901
Charitable contributions		9,045
Depreciation expense		8,293
Dues and subscriptions		58,808
Education and training		8,048
Employee benefits		245,507
Filing fees		49,717
Insurance		21,621
Legal and accounting		138,305
Office supplies and expense		23,923
Postage and delivery		6,486
Professional fees		341,550
Rent expense (*Note 10*)		231,722
Salaries and wages		671,287
Taxes - payroll		175,382
Taxes - other		7,021
Telephone		62,767
Travel, meals and entertainment		299,224
		2,452,607
	Total expenses	4,488,332
	Income from operations	247,497
Other income (expense)		
Interest income - related parties (*Notes 3 and 4*)		1,366
Interest expense - stockholders (*Note 7*)		(69)
	Other income	1,297
	Net income	$ 248,794

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common stock (*Note 8*)		Additional Paid-In	Accumulated	
	Shares	Par Value	Capital	Deficit	Total
Balance, January 1, 2014	800	$ 129,000	$ 877,367	$ (501,514)	$ 504,853
Stockholders' contributions	-	-	928,791	-	928,791
Stockholders' distributions	-	-	(500,000)	-	(500,000)
Net income	-	-	-	248,794	248,794
Balance, December 31, 2014	$ 800	$ 129,000	$ 1,306,158	$ (252,720)	$ 1,182,438

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Year Ended December 31, 2014

Cash flows from operating activities		
Net income	$	248,794
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses allocated from related party (*Note 9*)		4,042,589
Depreciation expense		8,293
Interest income - related parties (*Notes 3 and 4*)		(1,366)
Interest expense - stockholders (*Note 7*)		69
Increase in:		
Commissions receivable		(63,426)
Prepaid expenses		(5,210)
Deposits		(3,800)
Increase in:		
Accrued liabilities and taxes		95,308
Net cash provided by operating activities		4,321,251
Cash flows from financing activities		
Stockholders' contributions		928,791
Loans from stockholders (*Note 7*)		251,209
Payments from related party (*Note 9*)		255,500
Payments to related party (*Note 9*)		(5,095,500)
Stockholders' distribution		(500,000)
Net cash used in financing activities		(4,160,000)
Net increase in cash		161,251
Cash - beginning of period		306,459
Cash - end of period	$	467,710

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

Note 1 – Description of Business
Meridian Investments, Inc. is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland and Kentucky, California and Georgia. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

Note 2 – Summary of Significant Accounting Policies
This summary of our significant accounting policies is presented to assist in understanding our financial statements. The financial statements and notes are representations of our management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

A. Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Fair Value of Financial Instruments
Meridian's financial instruments primarily consist of cash and amounts due from related parties. We account for these instruments on the historical cost basis which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. Impairments
In accordance with GAAP, we assesses the impairment of our assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future cash flows and/or future value of the assets. We record an asset impairment charge against income if we believe an asset has experienced a decline in value that is other than temporary.

D. Cash and Cash Equivalents
For financial statement purposes, Meridian considers all short-term debt and investment securities purchased with a maturity of three months or less to be cash equivalents.

E. Accounts Receivable and Allowance for Doubtful Accounts
Meridian recognizes accounts receivable for the unpaid amounts of placement fees earned upon the closing of a tax-advantaged investment transaction. These receivables, which can be due from one or several customers, are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for those accounts for which collection is questionable. If any balance, or portion thereof, is deemed to be uncollectible, that amount is charged off to expense.

We experience a low rate of our accounts receivable for which collection is deemed questionable or unlikely. Therefore, these financial statements do not contain a provision for uncollectible accounts. In addition, we extend credit to our customers based upon the terms contained in the contract for placing a tax-advantaged investment. Interest is not charged on any of our outstanding receivable balances.

F. Notes Receivable
Notes receivable are stated at the unpaid principal balance, including unpaid interest, less an allowance for any portion for which collection is deemed questionable or uncollectible. Interest is calculated at the stated interest rate, compounded monthly. In the absence of a stated interest rate, we use the U.S. Treasury Note rate for the equivalent term in effect on the date the loan is made. If the U.S. Treasury Rate cannot be determined or is not available, then we use the Blended Annual Rate, as announced by the Internal Revenue Service from time to time through Revenue Rulings, in effect on the date that the loan is made.

We periodically review the unpaid principal and interest balance of the note receivable and provides an allowance for any outstanding principal or unpaid interest for which collection is deemed questionable. If any portion of the outstanding principal or accrued interest is deemed to be uncollectible, the amount is charged off to expense.

G. Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

The estimated useful lives of our assets are as follows:

Asset Group	Estimated useful life (years)
Computer equipment	2 - 7
Furniture, fixtures and office equipment	7
Leasehold improvements	Remaining term of lease

H. Revenue and Cost Recognition
The principal source of operating revenues are subscription agreements for obtaining suitable investors for certain client investment transactions. We recognize revenue from placement fees in accordance with the respective subscription agreements, when prospective investors have given formal indication of their intent to commit investment funds and when substantially all contingencies relating thereto have been satisfied.

We recognize our costs when the liability for those costs are incurred. Our principal costs includes salaries and wages, employee benefits, professional fees, rent and travel, meals and entertainment. Most of our costs are recognized as we incur the liability for those costs; however, certain costs are capitalized and amortized over the period in which the benefits of those costs are expected to be received.

With respect to salaries and wages paid to our brokers, bonuses are recognized and paid out of a bonus pool, as determined by management, when we have achieved sufficient profitability to distribute the bonuses to the brokers.

I. Advertising Costs
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

J. Compensated Absences
Our employees are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. Our policy is to recognize the costs of compensated future absences when actually paid to employees.

K. Shipping and Handling Costs
We do not normally incur shipping and handling costs in connection with our tax-advantaged investment activities. If we do incur shipping and handling costs, we absorb those costs as overhead, we would not bill our customers and the revenue we earn would not be offset by the shipping and handling costs.

L. Income Taxes
We have elected to be taxed as an S corporation for the year ended December 31, 2014. In lieu of federal income taxes, our stockholders are taxed on their proportionate share of our taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the year ended December 31, 2014, we were not subject to Massachusetts law concerning the taxation of "large" S corporations. Accordingly, these financial statements do not contain a provision for Massachusetts corporate income taxes.

As a result of our treatment for federal income tax purposes, we are not subject to interest or penalties resulting from federal corporate income tax underpayments, late federal corporate income tax payments or uncertain income tax positions taken on our federal corporate income tax return and accordingly, these financial statements do not contain any provision for such interest and penalties. The effect of any change to our previously reported items of revenue and/or expense for federal income tax purposes is passed through and reported on the respective individual federal income tax returns of our stockholders at the time the change is made.

Interest and penalties incurred relating to Massachusetts corporate income tax underpayments, late filings and/or late Massachusetts corporate income tax payments are recognized in the period that they are incurred or assessed by the Massachusetts Department of Revenue ("MDOR"), as we can reasonably determine. Interest and penalties relating to uncertain income tax positions we have taken on our Massachusetts corporate income tax returns are recognized when we determine that it is more likely than not that a tax position taken would not be sustained under audit or examination by the MDOR. These financial statements do not contain any accruals or provisions for interest and/or penalties as we are unaware of any uncertain tax positions taken on our Massachusetts corporate income tax returns.

As of December 31, 2014, our federal and Massachusetts corporate income and excise tax returns filed for the years ended December 31, 2011, 2012 and 2013 remain open to examination by the respective taxing authorities.

M. Deferred State Income Taxes
When applicable, we recognize deferred state income tax assets or liabilities for the future tax benefit or expense

arising from the different methods of recognition for certain items of income and expense for financial statement and state income tax purposes. Amounts presented on the statement of financial position represent the amount of deferred state income tax assets and liabilities recognized during the year. A valuation allowance may be provided for if we estimate that a portion of the recognized deferred state income tax assets may not be fully realized. If applicable and in accordance with GAAP, current deferred state income tax assets and liabilities have been offset and presented as one amount. Noncurrent deferred state income tax assets and liabilities have also been offset, if applicable, and presented as one amount.

As a result of our tax treatment for federal income tax purposes, we do not recognize deferred federal income tax assets or liabilities in our financial statements. Deferred state income tax assets and liabilities are recognized when we determine that we will be subject to Massachusetts law concerning the taxation of "large" S corporations.

Note 3 – Due From Related Party
Due from related party represents monies advanced to a related entity, net of repayment of those advances and expenses paid for by the related entity on our behalf.

Due from Meridian Properties, Inc. ("MPI")
Amounts due from MPI (an affiliated corporation) as of December 31, 2014 are comprised of (1) amounts we advanced to or borrowed from MPI, (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated us.

We charge interest on the average monthly balance at the federal Blended Annual Rate (0.28% for the year ended December 31, 2014). Interest receivable on the balance at December 31, 2014 was $1,282.

See **Note 9** for additional related party transaction information.

Note 4 – Note Receivable–Stockholder
On January 1, 2014, one of our stockholders owed us $39,775 (the "Note"), which includes imputed interest of $185.

The Note does not have a stated interest rate or repayment terms. Interest was being imputed under the same terms and at the same rate (0.28% as of December 31, 2014) as amounts due from related parties (see **Note 3**). As of December 31, 2014, the balance of the Note, including imputed interest, was:

Principal	$	39,590
Imputed interest		269
Note receivable - stockholder	$	39,859

No provision for uncollectible amounts has been provided for in these financial statements. Since the amount is due from one of our stockholders, we anticipate collecting the full outstanding balance but are unable to estimate when the outstanding balance is expected to be collected. For the year ended December 31, 2014, imputed interest charged on the outstanding balance of the Note was $84.

Note 5 – Property and Equipment
At December 31, 2014, our property and equipment consisted of the following:

Computer equipment and software	$	114,156
Equipment		29,617
Furniture and fixtures		34,385
Leasehold improvements		55,576
		233,734
Less: accumulated depreciation		(218,394)
Property and equipment, net	$	15,340

Depreciation expense for the year ended December 31, 2014 was $8,294.

Note 6 – Accrued Liabilities and Taxes
At December 31, 2014, accrued liabilities and taxes consisted of the following:

Operating expenses	$	39,507
Professional fees		17,500
Salaries and wages		77,242
State corporate excise taxes		3,000
	$	137,249

Note 7 – Due From Stockholders
In conjunction with our request for an extension of time to file our annual audited financial statements (see **Note 13**), we were notified by FINRA that, as a result of having received capital contributions from our stockholders at various times throughout the year, distributions made to our stockholders were limited to an amount equal to our net income for the year. Accordingly, and as instructed by FINRA, we reclassified $251,209 of stockholders' contributions as loans. These loans bore interest at 0.28% as of December 31, 2014. Total interest accrued on the outstanding balance during the year was $69. None of the loans were repaid during the year. As of December 31, 2014, including accrued interest, we owed our stockholders $251,278.

Note 8 – Sale of Stock Restrictions
Certain of our stockholders were restricted with respect to the sale of their shares in Meridian. An agreement, reviewed annually, permits us the right of first refusal upon the proposed sale of our shares to anyone except us.

Note 9 – Related Party Transactions
We share office space at our locations with another company affiliated by common ownership (the "Affiliated Company"). Except for items specifically identified to the Affiliated Company, overhead and other operating expenses, including personnel costs, were shared with the Affiliated Company as determined by the primary paymaster, MPI. Allocations of all shared expenses were determined by MPI based upon personnel time devoted to each entity.

Effective for all of 2014, subsequent to MPI's annual review of personnel time, we were allocated all of our expenses. Unless otherwise disclosed, none of the expenses paid for on our behalf by MPI were allocated to the Affiliated Company.

On January 1, 2014, MPI owed us $111,325, including accrued interest of $708. For the year ended December

31, 2014, the amount of expenses paid by MPI, on our behalf was $4,042,589, net of costs capitalized as fixed assets of $6,983. The amount of cash transferred to us was $255,500 and the amount of we cash transferred to MPI was $5,095,500. Including accrued interest of $1,282 as of December 31, 2014, the balance owed to us by MPI was $903,035.

See **Note 3** for additional related party transaction information.

Note 10 - Leases
MII leases its office locations under operating leases through MPI.

Boston, Massachusetts
We lease office space in metropolitan Boston, Massachusetts (the "Boston Lease"). The Boston Lease was renewed for an additional five year term ending on November 30, 2015. For the year ended December 31, 2014, minimum lease payments under the Boston Lease, classified under other operating expenses on the statement of income as rent expense, was $85,775.

Through the Boston Office, we also lease multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through 2015. For the year ended December 31, 2014, the minimum monthly lease payments for equipment operating leases, classified under other operating expenses on the statement of income as rent expense, was $26,021.

In total for the year ended December 31, 2014, minimum lease payments related to the Boston Office, classified under other operating expenses on the statement of income as rent, were $111,796.

Washington, D.C.
We lease office space in metropolitan Washington, D.C. (the "D.C. Lease") under a sixty month operating lease expiring on February 28, 2017. The D.C. Lease calls for minimum monthly lease payments adjusted annually on the anniversary date and a security deposit of $10,910. At the end of the initial lease term, we have the option of extending the D.C. Lease for one additional five year term.

For the year ended December 31, 2014, minimum lease payments under the D.C. Lease, classified under other operating expenses on the statement of income as rent expense, was $72,326.

Louisville, Kentucky
We renewed our operating lease in Louisville, Kentucky (the "Louisville Lease") for an additional 57 month term expiring on December 31, 2015. For the year ended December 31, 2014, minimum monthly lease payments under the Louisville Lease were $15,600.

During 2014, we opened new offices in Atlanta, Georgia and Carmel, California

Atlanta, Georgia
On July 14, 2014, we signed a twelve month operating lease for office space in Atlanta, Georgia (the "Atlanta Lease") beginning on September 1, 2014. The Atlanta Lease calls for minimum monthly payments of $1,000, requires a $1,000 security deposit and does not have any renewal provisions. Minimum lease payments, classified under other operating expenses on the statement of income as rent expense, were $4,000.

Carmel, California
On February 7, 2014, we signed a twelve month operating lease for office space in Carmel, California (the "Carmel Lease") beginning on March 1, 2014. The Carmel Lease call for minimum monthly payments of $2,800,

requires a security deposit of $2,800, and provides for two options to extend the term of the lease, each for an additional twelve months. If exercised, the minimum monthly lease payments are increased by 3% over the prior year's base rent. Minimum lease payments, classified under other operating expenses on the statement of income as rent expense, were $28,000.

Future minimum rental payments under current and future operating leases are as follows:

Year Ended		Amount
December 31, 2015	$	170,896
December 31, 2016		76,022
December 31, 2018		12,752
December 31, 2018		-
December 31, 2019		-
	$	259,670

Total rent expense for the year ended December 31, 2014 was $231,722.

Note 11 – Concentrations of Credit and Market Risk
We are engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments.

Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of commissions' receivable due to the fact that we conduct business with a limited number of companies. As of December 31, 2014, the balance of commission's receivable was due from one customer.

In addition, from time to time, we require capital from our stockholders for various purposes, including meeting our net capital requirement pursuant to SEC Rule 15c3-1 (see **Note 12**). If the required capital was not available from our stockholders, we would have to find other sources of capital in the open market and it is not certain that we would be able to negotiate terms favorable to our operations. The unavailability of capital when necessary under favorable terms may cause a disruption in our operations.

Market Risks
Concentrations of market risk arise due to the fact that we generate revenue from a limited number of sources. For the year ended December 31, 2014, we generated $4,585,136 of revenue from four companies. This accounts for approximately 97% of our revenue for the year ended December 31, 2014.

In addition, for the year ended December 31, 2014, all of revenue was derived solely from the placing of tax-advantaged investment opportunities related to affordable housing, alternative energy and renewable energy projects which generate federal and/or state income tax credits. These tax credits are subject to legislative authority. Changes to that authority depending on various factors including social, economic and/or political conditions could impact the amount of revenue we are able to generate from these investment opportunities.

We also maintain our cash account at a bank located in Boston, Massachusetts. The balance in the account is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2014, the balance in our account, in excess of the FDIC insurance limit, was $217,710.

Note 12 – Net Capital Requirements
We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had aggregate indebtedness, required net capital, net capital, excess net capital, and a net capital ratio as follows:

Aggregate Indebtedness			
Accrued liabilities and taxes		$	137,249
Due from stockholders			251,278
	Total aggregate indebtedness	$	388,527
Required net capital – greater of $5,000 or 6.66% of total aggregate indebtedness		$	25,876
Net capital – *Schedule I*			79,183
	Excess net capital	$	53,307
Ratio of aggregate indebtedness to net capital			4.91 to 1

Note 13 – Subsequent Events

Extension of time to file annual audited financial statements
On February 25, 2015, we applied with FINRA for a 30 day extension of time to file our annual audited financial statements and other reports required by regulation. On February 26, 2015, FINRA notified us that a 10 business day extension of time to file was approved. The extended due date of our audited financial statements and other reports is March 13, 2015.

Extension of Carmel Lease
On February 28, 2015, the Carmel Lease (see **Note 10**) expired. Prior to the expiration, we notified the Lessor of our intent to extend the lease for an additional twelve months. Under the provision of the extension, effective March 1, 2015, the minimum monthly lease payment was increased by 3% to $2,884.

SEC Rule 15c3-1 noncompliance
On March 13, 2015, we became aware that we were not in compliance with SEC Rule 15c3-1 concerning the maintenance of minimum net capital (see **Note 12**). The noncompliance was the result of adjustments made during our annual financial statement audit, reclassification of a portion of stockholders' contributions made during the year as debt and cash transfers made to MPI. We became noncompliant with SEC Rule 15c3-1 on January 15, 2015 and remained noncompliant until March 13, 2015 when our stockholders made $200,000 of capital contributions and MPI repaid $80,000 of its outstanding loan balance with us. We notified FINRA of our noncompliance on March 18, 2015.

Management has evaluated subsequent events through March 18, 2015, the date that the audited financial statements were issued. No events, other than those disclosed, were identified that were required to be disclosed in accordance with GAAP.

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Year Ended December 31, 2014

Net Capital Computation (*Note 11*)		
Stockholders' equity	$	1,182,438
Less: Non-allowable assets		
Commission receivable in excess of commissions payable		(63,426)
Note receivable - stockholder		(39,859)
Receivable from affiliate		(903,035)
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost, net of accumulated depreciation and amortiation		(15,340)
Deposits and prepaid expenses		(81,595)
Net Capital	$	79,183

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per FOCUS report	$	466,661
Increase resulting from audit adjustments to:		
Revenue		87,494
Decrease resulting from audit adjustments to:		
Due from stockholders		(263,703)
Computer expense		(379)
Dues and subscriptions		(10)
Education and training		(442)
Employee benefits		(9,608)
Filing fees		(19)
Interest expense - stockholders		(69)
Legal and accounting expense		(103,660)
Office supplies and expense		(190)
Postage		(45)
Professional fees		(4,938)
Salaries and wages		(77,242)
Taxes - other		(3,927)
Telephone		(840)
Travel, meals and entertainment		(9,900)
Net Capital	$	79,183

The accompanying notes are an integral part of these financial statements.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Meridian Investments, Inc.

We have reviewed management's statements included in the accompanying Meridian Investments, Inc.'s Exemption Report, in which (1) Meridian Investments, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Meridian Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k): 2(i) (the exemption provision) and (2) Meridian Investments, Inc. stated that Meridian Investments, Inc. met the identified provisions throughout the most recent fiscal year without exception. Meridian Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meridian Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 18, 2015

1266 Furnace Brook Parkway, Suite 410, Quincy, MA 02169-4758
PHONE 617-328-6200 • FAX 617-471-4624
www.MeridianInvestments.com

MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3(k):

Pursuant to 17 C.F.R. § 240.15c3-3(k)(2)(i), the Company does not carry any margin accounts, promptly transmits any customer funds and delivers any securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not effectuate any financial transactions between the broker or dealer and its customers requiring the use of one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Meridian Investments, Inc."

The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3(k) throughout the most recent fiscal year without exception.

Meridian Investments, Inc.

Meridian Investments, Inc.

I, John P. McDonough, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John P. McDonough

Title: Executive Vice President and Chief Compliance Officer

February 23, 2015

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders of Meridian Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by Meridian Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Meridian Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. Meridian Investments, Inc.'s management is responsible for Meridian Investments, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. These procedures were performed and our findings are as follows:

1) Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records entries including Meridian Investments, Inc.'s general ledger, cash disbursement journal, cancelled checks and the bank statement on which the respective payment cleared, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014. We noted that, as the result of certain proposed audit adjustments that were agreed to by Meridian Investments, Inc., total revenue as reported on Form SIPC-7, page 2, line 2a was understated by $413,484.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, including the internally generated statement of income, sales journals, and previously filed FOCUS reports for the quarterly periods ended March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014. We noted that, as the result of certain proposed audit adjustments that were agreed to by Meridian Investments, Inc. , the amount of adjustments reported on Form SPIC-7, page 2, line 2(c)(8) was understated by $413,484.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 18, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1438********************MIXED AADC 220
029124 FINRA DEC
MERIDIAN INVESTMENTS INC
1266 FURNACE BROOK PKWY STE 400
QUINCY MA 02169-4778

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ ø

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 28 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,322,345
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 100% of Revenue is from sales of unregistered securities (Deductions in excess of $100,000 require documentation)	4,322,345
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,322,345
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)